EXHIBIT (a)(16)

T H E  L I M I T E D, I N C.
THREE LIMITED PARKWAY
COLUMBUS, OHIO 43230
TEL 614 479 7000



THE LIMITED, INC. FEBRUARY SALES UP 16%


Columbus, Ohio; March 4, 1996 - The Limited, Inc. (NYSE/LSE:LTD) reported net sales of $539.8 million for the four-week fiscal period ended March 2, 1996, an increase of 16% from sales of $465.5 million for the same period a year ago.

The Company's fiscal comparable store sales increased 7% for the four weeks ended March 2, 1996, and increased 7% for the year to date period. On a calendar basis, matching week for week with last year, comparable stores sales would have increased 4%.

As previously announced, the Company chose to release its sales in advance of the closing of its tender offer. The Company has offered to purchase up to 85 million shares at $19 net per share, approximately 24% of its common stock. That offer is set to expire at midnight, New York City time, on Wednesday, March 6, 1996.

Leslie H. Wexner, Chairman and Chief Executive Officer, stated, "Looking forward to 1996, we are approaching our apparel businesses cautiously and conservatively, but we are prepared to be aggressive where we clearly see the opportunity. Because of the difficulty in analyzing trends in light of the abnormally severe January weather in the Midwest and Northeast, and a holiday season which was clearly off-trend, we will not make a prediction or projection for 1996. However, we are prepared to say that Intimate Brands should continue to meet our expectations and that total Limited, Inc. earnings on an operating basis should be no less than in 1995, with the potential to show significant improvement."

The preceding paragraph contains forward looking statements that involve risks and uncertainties, including overall economic conditions, the impact of competition, pricing, consumer buying trends, weather patterns, and other factors. The Company releases sales figures on a monthly basis. For more complete information concerning factors which could affect the Company's financial results, reference is made to the Company's SEC reports.

The Limited, Inc., through Express, Lerner New York, Lane Bryant, Limited Stores, Henri Bendel, Structure, Abercrombie & Fitch, Limited Too, and Galyan's, presently operates 4,005 specialty stores. The Company also owns approximately 83% of Intimate Brands, Inc. which, through Victoria's Secret Stores, Bath & Body Works, Cacique, and Penhaligon's, presently operates 1,303 specialty stores, and distributes apparel internationally through the Victoria's Secret Catalogue.





For further information, please contact:  Alfred S. Dietzel
					  614/479-7070